Welwind Energy International Corp.

March 14, 2011

Sondra Snyder

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Welwind Energy International Corp.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed April 15, 2010

Form 10-K/A for Fiscal Year Ended December 31, 2009

Filed December 23, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 23, 2010

Form 10-Q/A for Fiscal Quarter Ended June 30, 2010

Filed December 23, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 22, 2010

File No. 000-26673

Dear Ms. Snyder:

Welwind Energy International Corp. (the “Company”), a Delaware corporation, has received and reviewed your letter of February 3, 2011, pertaining to the Company’s: i) Form 10-K for Fiscal Year Ended December 31, 2009 as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2010; ii) Form 10-K/A for Fiscal Year Ended December 31, 2009 as filed with the “Commission” on December 23, 2010;  iii) Form 10-Q for Fiscal Quarter Ended June 30, 2010 as filed with the Commission on August 23, 2010; iv) Form 10-Q/A for Fiscal Quarter Ended June 30, 2010 as filed with the Commission on December 23, 2010; and v) Form 10-Q for Fiscal Quarter Ended September 30, 2010 as filed with the Commission on November 22, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 3, 2011.

Form 10-K for the Year Ended December 31, 2009

Financial Statements for the Year Ended December 31, 2009, page 21

Note 3. Summary of Significant Accounting Policies, page F-6

a)

Basis of Presentation, page F-6

1.

We note your response and the revisions you made to Note 3 a) in your Form 10-K/A filed December 23, 2010 to correct the legal names of your Chinese subsidiaries. We have the following additional comments:

•

Please explain to us in more detail what purpose your Chinese subsidiaries serve and why they were created. Your response should clarify whether you could test your wind farm equipment and conduct feasibility studies, and eventually move forward with your plans to build, own and operate wind farms in China, without Chinese subsidiaries. Your response should also identify the Chinese laws that govern these matters and provide us with your analysis of your compliance with the applicable Chinese laws.

203 22571 Dewdney Trunk Road, Maple Ridge, BC V2X 3K1 Canada

Welwind Energy International Corp.

•

Please explain to us how your Chinese subsidiaries hold their interests in the wind farm projects you operate in China. Specifically, since we assume you do not directly own the equity of the Chinese operating companies which directly own the land or land use rights and other property and operate the wind farms, due to restrictions on foreign ownership, do you and your Chinese subsidiaries consolidate the entities through which you operate wind farm projects in China as VIEs? If so, please explain your basis in GAAP for consolidating these entities. If our assumptions are not correct, please explain to us how your Chinese operations are structured and how such structure complies with Chinese laws and regulations.

Please note that a detailed response will greatly assist us in understanding this matter.

RESPONSE: This response is as of the period ended December 31, 2009:

Our Chinese subsidiaries, Zhanjiang Windcor Windfarm Ltd.  and Yangxi Windfarm Ltd., are the entities through which we conduct our wind farm operations. We acquired our Chinese subsidiaries, and their respective wind farm projects as part of that certain Share Exchange Agreement entered into in August of 2006 by and between our Company, operating at that time under the name “Vitasti, Inc.”, and Welwind Energy International Corp., an Alberta, Canada corporation. We decided to run our operations in China because China is a leader in promoting green energy and encourages foreign investments in that industry, as shown by their willingness to pass policies to expedite the permit process for wind farms. We run our operations through subsidiaries in China to keep our legal, tax, and reporting obligations separate from our parent company. We have no plans to own or operate any wind farm without a Chinese subsidiary and thus we have not researched that issue. Additionally, as of December 31, 2009, the Company will only be pursing the Zhanjiang Windfarm and will no longer be pursuing the Yangxi Windfarm.

Our Zhanjiang Windfarm holds a lease (the “Lease”) on the land on which the wind farm operates. The Lease is for a maximum period of 50 years and is subject to numerous conditions including i) obtaining all required permits from the local and provincial governments, and ii) the submission of any required testing, reports or other necessary documentation periodically to the local and provincial governments.

Our Chinese subsidiaries are wholly-owned. The Foreign Investment Industrial Catalogue (the “Investment Catalogue”) jointly issued by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) in 2007 classified various industries/businesses into three different categories: (i) encouraged for foreign investment, (ii) restricted to foreign investment, and (iii) prohibited from foreign investment.  For any industry/businesses not covered by any of these three categories, they will be deemed industries/business permitted to have foreign investment.  Except for those expressly provided restrictions, encouraged and permitted industries/businesses are usually 100% open to foreign investment and ownership.  With regard to those industries/businesses restricted to or prohibited from foreign investment, there is always a limitation on foreign investment and ownership. Our business is not subject to limitation on foreign investment and ownership because: i) our business falls under the class of “construction and management of new energy power plants (solar energy, wind energy…)”, which is considered an “encouraged” industry under Investment Catalogue and is therefore open to 100% foreign investment and ownership; (ii) our business does not fall under the industry categories that are restricted to, or prohibited from foreign investment. Since we are an encouraged business we are able to directly own the equity of our Chinese subsidiaries and we do not need to consolidate or otherwise restructure the entities to remain compliant with Chinese laws and regulations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Exhibit 31.1

2.

We note that in your revised certifications included your Form 10-K/A and Form 10-Q/A filed on December 23, 2010 and in your certifications included in your Form 10-Q for fiscal quarter ended September 30, 2010 filed on November 22, 2010, you continue to refer to the small business issuer rather than the registrant in paragraphs 4., 4.(a), 4.(c), 4.(d), 5., 5.(a) and 5.(b). In addition, we note that you have omitted the wording in paragraph 4.(d) as follows, “(the registrant’s fourth fiscal quarter in the case of an annual report)”. In future filings, please revise your certifications to use the exact wording as set forth in Item 601(b)(31) of Regulation S-K.

203 22571 Dewdney Trunk Road, Maple Ridge, BC V2X 3K1 Canada

Welwind Energy International Corp.

RESPONSE:  The Company acknowledges that, in future filings, in the certifications required by Item 601(b)(31), it shall use the exact wording as set forth in Item 601(b)(31).

In connection with the Company’s responding to the comments set forth in the February 3, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Tammy-Lynn McNabb

Tammy-Lynn McNabb, Chief Executive Officer

203 22571 Dewdney Trunk Road, Maple Ridge, BC V2X 3K1 Canada